SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA – NOTICE TO THE MARKET

GAFISA – GENERAL MEETING FOR INSTALLATION OF THE CONDOMINIUM BARRA VISTA I AND BARRA VISTA II

São Paulo, December 10, 2018 - Gafisa S.A. (Bovespa: GFSA3), one of Brazil’s leading homebuilders focused on the residential segment, in partnership with Benx Incorporadora, which is part of the Bueno Netto group, announces the successful delivery and respective General Meeting for Installation of a Condominium relating to the projects Barra Vista I and Barra Vista II, located in the district of Barra Funda, in the City of São Paulo. These are projects Nos. 1,161 and 1,162, respectively, delivered by Gafisa throughout the Brazilian territory. This is the 12th project launched by the Company in partnership with Benx, through which Gafisa acted as the manager and Bueno Netto as the builder.

In addition to offering a complete recreation area with two swimming pools (adults and children), Barra Vista has privileged access to the city’s main transportation networks, such as the subway (line 3), the CPTM train system (lines 8 and 7), the Barra Funda Bus Terminal and the future Santa Marina subway station (line 6). It is also close to Marginal Tietê and major avenues in the western area of São Paulo. The project is part of the HMP (Habitação Mercado Popular) program, with excellent value for money provided by all of its advantages and differentials.

Building frontage illustration.

Location: Avenida Marquês de São Vicente, 2.900

Launch: November/2015

Barra Vista I | 1 tower - 2 basements/ 1 ground floor / 27 floors type | 8 units per floor

Barra Vista II | 1 tower - 2 basements/ 1 ground floor / 27 floors type | 8 units per floor

Units of 51 m² (2 bedrooms) and 58 m² (2 bedrooms, 1 is a suite)

Gross PSV: R$172 million

Yours faithfully,

GAFISA S.A. – Investor Relations

Investor Relations Contacts:

____________________________________________________________________

Ana Recart
arecart@gafisa.com.br

____________________________________________________________________

 Telephone: +55 (11) 3025-9474
E-mail: ri@gafisa.com.br Website: www.gafisa.com.br/ri

____________________________________________________________________

About Gafisa

Gafisa is one of Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the well-being, comfort, and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a corporation with shares traded on the Novo Mercado of the BM&FBovespa (B3:GFSA3).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer